UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

São Paulo, November 9, 2020. Linx S.A. (B3: LINX3 and NYSE: LINX), announces its consolidated results for the third quarter of 2020 (3Q20). Our operating and financial information is presented based on consolidated figures, as per the Brazilian Corporate Law (Lei das S.A.) and accounting practices issued by the Accounting Pronouncements Committee (CPC) and International Financial Reporting Standards (IFRS).

3Q20 Highlights

Subscription Revenue (SR)	Total Recurring Revenue (RR) Mix
+18.5% YOy | +3.7% qoq	15.8% linx digital |14.2% linx pay
Adjusted EBITDA	Adjusted EBITDA Margin
BRL 57.4 milhões | +21.7% YOy	26.0% | +210 bps YoY
Organic Growth	Customer Retention Rate
7.5% YoY	98.8%

Linx Core | +3% YoY Total RR
Delivery App: Total RR 3x higher vs 3T19 | 3,800 active clients in Sep/20
Hiper: Total RR grew 50% vs 9M19 | cloud customer base 51% higher vs Sep/19 | 1,000 Hiperadores in Sep/20
Millennium: SR 41% higher vs 9M19 | accelerated integration with Linx OMS customers (e.g. InBrands and Xiaomi)
Apparel: new contracts signing 68% higher vs 2Q20 | activation of new clients 199% higher vs 2Q20
Linx Franchisees: 381 franchisees in Sep/20, +47 franchisees in 3Q20 | 35% of 3Q20´s new activations
Linx Digital | +55% YoY Total RR
Linx Commerce: Total RR 2x higher vs 3Q19 | OMNI functions pilot project for the middle market
GMV: platform volume 88% higher in 3Q20 vs 3Q19 | current volume above the pre-pandemic level (Mar/20)
Linx Impulse: Total RR grew 19% vs 2Q20 | 66% of Linx Digital´s Total RR | ADS volume was 204% higher vs 3Q19
OMNI OMS: 20 clients in 3Q20 | 6,800 stores to roll-out | 8% of Linx Digital´s Total RR
Pharmacies: around 100 Linx Commerce customers with the possibility of integration into B2W's marketplace
Partnerships: 326 retailers published inventories on marketplaces through signed partnerships (excluding Hiper)
Linx Digital Partners: agencies homologation for selling Linx Digital solutions, 24 partners in 3Q20

Linx Pay | +72% YoY Total RR
TEF: 44% of Linx Pay´s Total RR
Payment Link: around 13,000 registered clients
Gateway: Total RR 5x higher vs 2Q20 | 2,700 customers using a Linx e-commerce payment solution
QR Code: 8,000 customers with the QR Code already integrated with Linx's ERP, 4x higher vs Dec/19
TPV: 5x higher in the first 9 months of 2020 vs 9M19

Conference Call November 10 | 09:00 (EST) or 11:00 (BRT) | +1 412 717.9627 or +1 844 204.8942 | Password: LINX | Click here

INvestor Relations ir.linx.com.br | ir@linx.com.br

1

TO OUR SHAREHOLDERS

In this third quarter, despite the various impacts of the pandemic, we followed the continuous resumption of the retail sector, reinforced by the gradual return to the opening hours of malls and stores. According to data from the IBGE´s Monthly Survey of Commerce (PMC), August 2020 grew 6.1% in relation to the same month of the previous year, making it the fourth consecutive month of growth in retail since the beginning of the pandemic. E-commerce increased 47% in the first semester of 2020 in relation to the same period of the previous year, reaching a record value of BRL 38.8 billion in sales according to the Webshoppers survey by e-bit/Nielsen.

Within this context, Linx has been capturing the various market opportunities. The various partnerships with marketplaces and the increased accessibility of our e-commerce platform enabled the growth of Linx Digital, which now represents 15.8% of total recurring revenue in 3Q20. Linx Pay also expanded, accounting for 14.2% of total recurring revenue in the quarter and is already prepared for Pix's entry.

In September, we acquired CR Sistemas Ltda (Humanus), which provides HCM and payroll management software to midsize companies in different industries. The acquisition aims to strengthen the back-office solutions of our end-to-end platform considering the high intensity of labor in retail and the greater demand for people management tools.

We still have not registered material impacts on churn, due to the differentiated profile of our customer base, in addition to the low representativeness of monthly fees charged on retailers' billings. The volume of postponements in the quarter reached BRL 63 million, of which 71% have already been paid, 24% are within the maturity period and only 4% are overdue.

Our Opportunities Committee, previously called Crisis Committee, continues to monitor the impacts of COVID-19 and in addition to the various cash protection measures that have been taken since the beginning of the pandemic, it also guided the return to offices only in 2021, when the situation will be reassessed.

As an important reminder, as highlighted in the “Subsequent Events” of the Earnings Release, we have an extraordinary meeting scheduled on November 17 to deliberate on the STNE proposal to incorporate all of our shares, or alternatively authorize the continuation of interactions with Totvs.

Finally, we reaffirm our commitment to the long term, ensuring the safety of our team, service to customers and suppliers, and consequently, to the business.

Alberto Menache & Linx Team

#soulinx

SUBSequent events

Extraordinary General Meeting – possible business combination with STNE

On October 2, Linx and STNE entered into the Protocol and Justification of Merger of Shares which established the terms and conditions for the merger by STNE of all Linx shares, followed by a redemption of shares, as well as the second amendment to the Agreement Association (“STNE Operation”). On the same date, an Extraordinary General Meeting was called for November 17 at 2:00 p.m. (“EGM”), exclusively on a virtual basis, with the following agenda:

(1) approval of the “Protocol and Justification of Merger of the Shares issued by Linx S.A. by STNE Participações S.A.” (“Protocol and Justification”), entered into on October 2, 2020 by the administrators of the Company and of STNE, and the merger of the totality of Company issued shares by STNE Participações S.A., enrolled in the CNPJ/ME under No. 35.767.420/0001-82 (“STNE”), controlled by StoneCo Ltd., enrolled within CNPJ/ME under No. 31.752.270/0001-82 (“StoneCo”) (“Merger of Shares”), pursuant to the terms and conditions set forth in the Protocol and Justification;

(2) approval of the waiver regarding the entering of STNE in the Novo Mercado, within the scope of the Merger of Shares, as set forth in article 46, sole paragraph, of the Rules of the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão;

(3) approval of the waiver of public offering of acquisition of shares issued by the Company set forth in article 43 of the Bylaws, within the scope of the proposed corporate reorganization set forth within the Protocol and Justification;

(4) with due regard to the provisions of the Association and Other Covenants Agreement entered into with STNE on August 11, 2020, as amended on September 1, 2020 and October 2, 2020, in case any of the matters previously resolved, related to the proposal of Merger of Shares involving STNE, is not approved in the date of the EGM, authorize the Company’s administration to resume interactions with Totvs, if the effectiveness term of Totvs’ proposal of business combination with the Company is extended.

The resolutions proposals described in items (1) through (3) of the agenda indicated above are legally interdependent resolutions, being assumed that any of those resolutions over such items will not have effectiveness, individually, in case the remaining resolutions also do not. In this sense, in case the EGM rejects any of the matters of such items, or if the necessary corporate approvals are not obtained, or if the conditions precedent set forth in the Protocol are not satisfied, then the matters eventually approved in the EGM related to this item shall not produce effects.

Considering the interdependence among the matters of the agenda, in case the quorum for instatement in first calling provided for in article 135 of Corporations Law is not reached: (i) the EGM will not be instated; and (ii) the Company’s administration will take the appropriate measures to for a second calling of the EGM, with the same agenda, respecting the applicable deadlines.

The documents cited and referring to the EGM can be accessed through the following links: Merger Protocol of Incorporation and Justification and Second Amendment to the Association Agreement, Call Notice, Management Proposal, Participation Manual and Distance Voting Ballot.

As described in the Participation Manual, shareholders who wish to participate in the EGM through the electronic system must access, until November 15, the preregistration link. To register, shareholders must provide the requested information and upload the necessary documentation for their qualification.

As also described in the Participation Manual, shareholders can also vote by sending the Remote Voting Ballot, which must be validly received by the Company, custodian agents or Linx's custodian bank up to seven days before the EGM.

On October 1, Linx Board of Directors, represented by its independent directors, expressed itself in favor of STNE Operation and recommended its submission to the Company's shareholders. On October 28, the Board of Directors, represented by its independent directors, maintained its favorable opinion on STNE Operation.

It is important to mention that, at the request of independent directors and according to the Material Fact of October 29, STNE waived the BRL 112.5 million fine in case the proposal was not approved in the EGM and increased the cash portion by BRL 0.50 per Linx share to be paid in exchange for the redemption of the New STNE Shares, which is now BRL 32.06 per share. Said price increase is subject to the approval of the merger of Linx shares by STNE into the AGE on November 17, 2020.

Totvs Proposal

On October 21, Linx disclosed a material fact informing the market that it became aware of the extension of the validity of the Totvs Proposal for business combination until December 31, 2020. As mentioned above, on October 28, the Board of Directors, represented by its independent directors, together with the Fiscal Council and the Audit Committee, evaluated the new terms of the Totvs proposal prepared by the Independent Committee and maintained its favorable opinion to the STNE Proposal.

OPErating and financial Results

operating performance

At the end of 3Q20, Linx achieved a customer retention rate of 98.8%, in line with the previous quarter despite the COVID-19 scenario.

Linx's largest customer represented 1.1% of recurring revenue in the quarter. For the first time in the history of the Company, this position was held by a retailer in the Gas Stations vertical. In addition, the 100 largest customers represented 25.3% of recurring revenue in 3Q20. The high customer retention rate and the low concentration of customers reflect our broad, diversified and loyal customer base.

OPERATING REVENUES

BRL ‘000	3Q20	3Q19	YoY	2Q20	QoQ	9M20	9M19	Δ%
Total recurring revenue	219,789	190,562	15.3%	213,130	3.1%	635,095	559,278	13.6%
Subscription revenue	215,520	181,872	18.5%	207,801	3.7%	619,605	529,888	16.9%
Royalties	4,269	8,690	-50.9%	5,330	-19.9%	15,490	29,390	-47.3%
Consulting service revenue	33,078	36,542	-9.5%	33,163	-0.3%	101,722	89,312	13.9%
Gross Operating Revenues	252,867	227,104	11.3%	246,294	2.7%	736,817	648,590	13.6%
Sales taxes¹	(25,565)	(23,154)	10.4%	(24,468)	4.5%	(73,776)	(64,783)	13.9%
Cancellations and rebates	(6,328)	(7,048)	-10.2%	(8,374)	-24.4%	(20,085)	(17,449)	15.1%
Net Operating Revenues	220,974	196,902	12.2%	213,451	3.5%	642,956	566,358	13.5%

1- Includes Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

Subscription revenue reached BRL 215.5 million in 3Q20, representing 85% of gross operating revenue, +18.5% vs 3Q19 and +3.7% vs 2Q20, despite the continuous effects of COVID-19. These increases demonstrate the resilience of the business model based on recurring revenue (SaaS), in addition to the importance of offering an end-to-end platform that guarantees multiple entry points for Linx solutions, something that was intensified with the acceleration of the digital transformation process for retailers since March this year. We highlight that more than 60% of recurring revenue comes from offers entirely in the cloud. The fastest growing offers are: Linx Impulse, Linx Commerce and Linx Pay (acquiring).

In 3Q20, the organic growth of subscription revenue was 7.5%. The acceleration compared to the 3.2% growth registered in 2Q20 is mainly explained by the continuous acceleration of the digital transformation process that increased the adhesion to Linx's end-to-end platform solutions even in a more challenging economic scenario since March 2020.

Royalties revenue reached BRL 4.3 million in 3Q20, -50.9% vs 3Q19 and -19.9% vs 2Q20. As in previous quarters, these declines reflect the increased contribution of SaaS offers to the Company's new sales. In the quarter, the biggest impacts were on the verticals of Gas Stations and Apparel. It is important to note that the new SaaS offers, which generate subscription revenue and are based on the cloud, do not charge royalties, mostly.

In 3Q20, total recurring revenue reached BRL 219.8 million, +15.3% vs 3Q19 and +3.1% vs 2Q20. In the quarter, Linx Core represented 70.0% of total recurring revenue, while Linx Digital and Linx Pay Hub reached 15.8% and 14.2%, respectively. The positive variations compared to 2Q20 are explained by the continuous demand for solutions that in many cases guaranteed the continuity of operations of different retailer profiles in the context of COVID-19.

Consulting service revenue reached BRL 33.1 million in 3Q20, -9.5% vs 3Q19, reflecting the lower volume and size of implementation projects with a more challenging scenario for retailers. In relation to 2Q20, service revenue remained practically stable with the greater demand for solutions with accelerated implementation aiming to contribute to the continuity of retailers' operations in the current context.

Deferred short and long-term revenues on the balance sheet (service revenue already billed, but not recognized, given that the service has not yet been provided) totaled BRL 29.8 million at the end of 3Q20. In the following months, as the services are provided, these revenues will be duly recognized.

OPERATING EXPENSES

BRL ‘000	3Q20	3Q19	YoY	2Q20	QoQ	9M20	9M19	Δ%
Net Operating Revenues	220,974	196,902	12.2%	213,451	3.5%	642,956	566,358	13.5%
Cost of services provided	(54,377)	(55,304)	-1.7%	(51,094)	6.4%	(163,430)	(151,266)	8.0%
% NOR	24.6%	28.1%	-350 bps	23.9%	70 bps	25.4%	26.7%	-130 bps
General and administrative expenses (ex-depreciation and amortization)	(49,787)	(30,313)	64.2%	(44,377)	12.2%	(138,179)	(100,840)	37.0%
% NOR	22.5%	15.4%	710 bps	20.8%	170 bps	21.5%	17.8%	370 bps
Depreciation and amortization	(43,894)	(30,545)	43.7%	(38,917)	12.8%	(119,173)	(86,483)	37.8%
% NOR	19.9%	15.5%	440 bps	18.2%	160 bps	18.5%	15.3%	330 bps
Selling expenses	(40,254)	(36,918)	9.0%	(39,088)	3.0%	(116,039)	(108,324)	7.1%
% NOR	18.2%	18.7%	-50 bps	18.3%	-10 bps	18.0%	19.1%	-110 bps
Research and development	(26,655)	(25,532)	4.4%	(25,143)	6.0%	(81,350)	(64,017)	27.1%
% NOR	12.1%	13.0%	-90 bps	11.8%	30 bps	12.7%	11.3%	130 bps
Other operating revenues (expenses)	(5,266)	(8,718)	-39.6%	(4,260)	23.6%	(12,490)	3,892	n.a.
% NOR	2.4%	4.4%	200 bps	2.0%	40 bps	1.9%	0.7%	-260 bps

Note: We highlight the account “Depreciation and amortization” (BRL 16,086 thousand), making the “Cost of services provided” to be presented as BRL 54,377 thousand in 3Q20 (BRL 70,463 thousand less BRL 16,086 thousand). The same concept was applied in the other compared quarters.

The cost of services provided reached BRL 54.4 million in 3Q20, -350 bps as a percentage of NOR vs 3Q19. This evolution is mainly explained by the cash preservation measures adopted since the second half of March in the face of the COVID-19 scenario. Among the measures, we highlight: (i) union agreements for the temporary suspension of payment of certain benefits; and (ii) reduction in travel and accommodation expenses. In comparison with 2Q20, the cost of services provided increased 70 bps, higher as a percentage of NOR due to: (i) higher advertising costs linked to Linx Impulse; and (ii) higher volume of implementation carried out by Linx franchisees, also responsible for 35% of new activations in the quarter. The highest concentration of implementation in the quarter was in the Food, Apparel and Gas Station verticals. As a result, gross margin was 75.4% in 3Q20, +350 bps vs 3Q19 and -70 bps vs 2Q20.

General and administrative expenses (ex-depreciation and amortization) increased by 710 bps and 170 bps as a percentage of NOR compared to 3Q19 and 2Q20, respectively, mainly due to: (i) non-recurring expenses as a result of STNE's proposal by Linx in Aug/20; (ii) consolidation of Humanus' costs, acquired in 3Q20, in addition to PingPag and Neemo, both acquired in 1Q20, and SetaDigital and Millennium, acquired in 4Q19 and 3Q19, respectively; and (iii) expenses related to the SOX rules adaptation project to be concluded in December 2020. Additionally, the annual comparison is impacted by the reversal of management's provision of long-term incentives.

Depreciation and amortization expenses increased by 440 bps and 160 bps as a percentage of NOR vs 3Q19 and 2Q20, respectively. These developments occurred mainly due to the effects of the adoption of IFRS16 with the increased use of the public cloud, in addition to the greater amortization of intangible assets resulting from the acquisition of companies in the period. The acquisition and fiscal goodwill amortization schedule can be found in attachment V.

Sales and marketing expenses remained in line with the levels of 3Q19 and 2Q20, decreasing 50 bps and 10 bps as a percentage of NOR, respectively. Such developments are explained in large part by the continuous cash preservation measures adopted since Mar/20, among which the following stand out: (i) initiatives related to the staff and their benefits; (ii) postponement or cancellation of conventions and events; and (iii) reduction in travel and accommodation expenses. On the other hand, we highlight that we continue to invest in commercial teams to reinforce the cross-selling of new offers connected to Linx Digital and Linx Pay Hub. In this context, we ended the quarter with 381 Franchisees and continued with the approval of Agencies for the sale of Linx Digital solutions, reaching 24 partners in Sep/20.

Research and development (R&D) expenses, when compared as a percentage of NOR, showed a decrease of 90 bps vs 3Q19, mainly explained by the cash preservation initiatives adopted by the Company since Mar/20, as previously described. Compared to 2Q20, research and development expenses increased 30 bps as a percentage of NOR, mainly due to the consolidation of companies acquired in the period, as mentioned above. In the past year, we have also intensified investments in R&D teams to reinforce the portfolio of new offerings, mainly from Linx Digital and Linx Pay Hub.

The allowance for loan losses, allocated to Other operating income (expenses), reached BRL 6.1 million in 3Q20, representing 2.8% of net revenue, an expansion of 40 bps compared to the previous quarter. It is worth mentioning that Linx constitutes the allowance for loan losses monthly considering the history of losses by maturity and expected losses for securities receivable from customers that comprise the accounts receivable outstanding. In the COVID-19 scenario, we had negotiations analyzed on a case-by-case basis over the maturities of the invoices, according to the relationship with the client, totaling in September a volume of postponement of payments of BRL 63 million, of which 71% were paid within term, 24% are awaiting the new maturity and 4% are overdue.

In 3Q20, BRL 8.0 million were capitalized as investment with R&D, -7.4% and -4.7% vs 3Q19 and 2Q20, respectively. In the quarter, Linx Core represented 72.7% of capitalized R&D, while Linx Digital and Linx Pay reached 14.5% and 12.8%, respectively. This amount is mainly linked to the innovation initiatives to adapt Linx's ERPs to the omnichannel concept, in addition to investments in the e-commerce platform and new solutions to strengthen the Linx Pay Hub's financial services portfolio. Consolidating our position as the main supplier of an end-to-end platform, 100% integrated and that allows the retailer to become omnichannel. Furthermore, Linx has invested to enter new markets, seeking new customer profiles when investing in future opportunities related to Big Data and Intelligence.

NET FINANCIAL RESULT

BRL ‘000	3Q20	3Q19	YoY	2Q20	QoQ	9M20	9M19	Δ%
Net financial result	(13,078)	(10,441)	25.3%	(4,025)	224.9%	(26,272)	(20,929)	25.5%
Financial revenues	9,872	26,504	-62.8%	9,921	-0.5%	32,415	47,026	-31.1%
Financial expenses	(22,950)	(36,945)	-37.9%	(13,946)	64.6%	(58,687)	(67,955)	-13.6%

Linx's net financial result totaled -BRL 13.1 million in 3Q20, -BRL 2.6 million and -BRL 9.0 million vs 3Q19 and 2Q20, respectively. These decreases are mainly explained by the gradual reduction in the CDI over the period and by the increase in the cost of the Company's debt, partially offset by higher revenues from the anticipation and assignment of receivables from Linx Pay. Additionally, it is worth noting that the 3Q19 net financial result was negatively impacted by the exchange rate variation on the portion of funds raised abroad with the global stock offering in June 2019.

NET INCOME (LOSS)

BRL ‘000	3Q20	3Q19	YoY	2Q20	QoQ	9M20	9M19	Δ%
Net income (loss)	(7,909)	(171)	n.a.	2,802	n.a.	(14,161)	29,477	n.a.
Stone Operation Expenses¹	6,689	-	n.a.	-	n.a.	6,689	-	n.a.
Stock options plan	3,968	-	n.a.	3,063	29.6%	7,031	-
NYSE IPO expenses²	552	5,005	-89.0%	883	-37.5%	1,985	5,005	-60.3%
M&A expenses³	445	-	n.a.	1,030	-56.8%	2,299	-	n.a.
Net earn-out reversion[4]	(712)	-	n.a.	(1,037)	-31.4%	(1,749)	(11,800)	-85.2%
Organizational restructuring[5]	-	-	n.a.	4,275	n.a.	5,091	-	n.a.
Donation for the Salvando Vidas project[6]	-	-	n.a.	1,000	n.a.	1,000	-
Write-off of Synthesis Brasil[7]	-	2,069	n.a.	-	n.a.	-	2,069	n.a.
Effect of exchange rate variation on IPO resources	-	12,679	n.a.	-	n.a.	-	12,679	n.a.
Adjusted net income (loss)	3,033	19,581	-84.5%	12,016	-74.8%	8,184	37,429	-78.1%

Observation: The adjustments presented here do not consider the impacts of income tax and social contribution on Net Income (Loss), they are presented according to the amounts shown in this document for comparability purposes. Notes: (1) Legal and financial advisory expenses arising from STNE proposal for Linx. (2) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (3) Expenses related to the due diligence process of acquired companies. (4) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period. (5) Organizational restructuring carried out at the beginning of the year and in June 2020. (6) Donation to the BNDES Salvando Vidas Project. The amount collected is applied to the front line of coping with the pandemic of COVID-19, that is, in the acquisition of material, supplies and protective equipment for doctors, nurses and other health professionals who work in hospitals. (7) The write-off refers to the closing of Synthesis Brasil's operation to transfer the respective tax ID to Linx Pay.

The adjusted net income was BRL 3.0 million in 3Q20, -BRL 16.5 million vs 3Q19 and -BRL 9.0 million vs 2Q20. These variations are mainly explained by: (i) negative impact on the financial result with the gradual reduction of the CDI in the period and an increase in the cost of the Company's debt; (ii) higher advertising and implementation costs; (iii) effects of company acquisitions and consolidation of the respective cost structures and (iv) net reversal of earn-outs in the periods.

EBITDA AND EBITDA MARGIN

BRL ‘000	3Q20	3Q19	YoY	2Q20	QoQ	9M20	9M19	Δ%
Net income (loss)	(7,909)	(171)	n.a.	2,802	n.a.	(14,161)	29,477	n.a.
(+) Income and social contribution taxes	(4,428)	(698)	534.4%	3,745	n.a.	184	8,914	-97.9%
(+) Net financial result	13,078	10,441	25.3%	4,025	224.9%	26,272	20,929	25.5%
(+) Depreciation and amortization	43,894	30,545	43.7%	38,917	12.8%	119,173	86,483	37.8%
EBITDA	44,635	40,117	11.3%	49,489	-9.8%	131,468	145,803	-9.8%
Net Operating Revenues	220,974	196,902	12.2%	213,451	3.5%	642,956	566,358	13.5%
EBITDA Margin	20.2%	20.4%	-20 bps	23.2%	-300 bps	20.4%	25.7%	-520 bps
Stone Operation Expenses¹	6,689	-	n.a.	-	n.a.	6,689	-	n.a.
Stock options plan	3,968	-	n.a.	3,063	29.6%	7,031	-	n.a.
Anticipation and assignment of receivables[2]	1,867	-	n.a.	1,588	17.6%	4,749	-	n.a.
NYSE IPO expenses[3]	552	5,005	-89.0%	883	-37.5%	1,985	5,005	-60.3%
M&A expenses[4]	445	-	n.a.	1,030	-56.8%	2,299	-	n.a.
Net earn-out reversion[5]	(712)		n.a.	(1,037)	-31.4%	(1,749)	(11,800)	-85.2%
Organizational restructuring[6]	-	-	n.a.	4,275	n.a.	5,091	-	n.a.
Donation for the Salvando Vidas project[7]	-	-	n.a.	1,000	n.a.	1,000	-	n.a.
Write-off of Synthesis Brasil[8]	-	2,069	n.a.	-	n.a.	-	2,069	n.a.
Adjusted EBITDA	57,444	47,190	21.7%	60,291	-4.7%	158,562	141,077	12.4%
Adjusted EBITDA margin	26.0%	24.0%	210 bps	28.2%	-230 bps	24.7%	24.9%	-30 bps

Notes: (1) Legal and financial advisory expenses arising from STNE proposal for Linx. (2) Impact of anticipation and assignment of receivables offered by Linx Pay Hub, considering that this revenue is allocated to the Financial Result, below EBITDA. (3) Expenses related to Linx's IPO on the NYSE and consultancy to adapt to SOX rules. (4) Expenses related to the due diligence process of acquired companies. (5) Of the total purchase price we pay for the acquired companies, a portion is paid through earn-outs, subject to the achievement of financial and operational goals. When these goals are not achieved by the acquired companies, there is a reversal of earn-out in the period. (6) Organizational restructuring carried out at the beginning of the year and in June 2020. (7) Donation to the BNDES Salvando Vidas Project. The amount collected is applied to the front line of coping with the pandemic of COVID-19, that is, in the acquisition of material, supplies and protective equipment for doctors, nurses and other health professionals who work in hospitals. (8) The write-off refers to the closing of Synthesis Brasil's operation to transfer the respective tax ID to Linx Pay.

In this quarter, we had non-recurring expenses totaling BRL 12.8 million, mainly involving: (i) legal and financial advisory expenses arising from Linx's proposal by STNE; (ii) the Company's stock option plan; (iii) impact of revenue from anticipation and assignment of receivables offered by Linx Pay Hub, amount allocated to financial results; (iv) expenses related to the due diligence process of acquired companies; and (v) net earn-out reversal involving a company acquired by Linx in 2019. Thus, adjusted EBITDA reached BRL 57.4 million in the quarter, +21.7% and -4.7% in relation to adjusted EBITDA in 3Q19 and 2Q20, respectively.

The adjusted EBITDA margin was 26.0% in the quarter, +210 bps vs 3Q19. We highlight the contribution of recurring revenue in the quarter as a result of the acceleration of the retailers' digital transformation process. Additionally, the developments are explained by: (i) initiatives linked to the staff and their benefits; (ii) postponement or cancellation of conventions and events; and (iii) reduction in travel and accommodation expenses. Compared to 2Q20, the adjusted EBITDA margin was 230 bps lower due to higher advertising costs related to Linx Impulse and a higher volume of implementation carried out by Linx franchisees. It is worth mentioning that franchisees were responsible for 35% of new activations in the quarter.

CASH GENERATION AND NET CASH

In 3Q20, the Company's cash balance and financial investments totaled BRL 759.9 million, BRL 314.6 million below 3Q19 mainly due to the disbursement resulting from the five acquisitions of companies and the execution of the repurchase program of the shares issued by the Company , offsetting the inflow of funds raised abroad with the global share offering made in June 2019.

The Company's gross debt ended 3Q20 at BRL 515.4 million, +23.5% vs 2Q20, comprising loans with BNDES in the amount of BRL 314.9 million, accounts payable for acquisitions of assets and subsidiaries in total of BRL 102.2 million, lease amounting to BRL 98.3 million, since it is necessary to measure and recognize the Company's leases at present value.

The Company's net cash in 3Q20 was BRL 244.5 million. Excluding the leasing-related amount from gross debt, resulting from IFRS16, and the net earn-out of accounts payable for acquisitions, Linx's adjusted net cash would be BRL 412.7 million. For an overview of changes in total cash flow (cash and equivalents + short-term investments), the statement of total cash flow can be found in Attachment III.

Notes: (1) Comprises the sum of the balances of Cash and Financial Investments. (2) Includes acquisition of companies less net cash and payment for the acquisition of subsidiaries. (3) It involves the acquisition of property, plant and equipment, the acquisition of intangible assets and the sale of property, plant and equipment. (4) Income and payments for loans and financing, lease payments, advances for future capital increase, financial charges, capital reserve and exchange variation on cash and cash equivalents and dividends and interest on capital paid. (5) For the calculation of the adjusted net cash, we highlight from the gross debt the leasing, resulting from IFRS16, and the net earn-out of accounts payable for acquisitions, excluding the portion retained for possible contingencies.

ATTACHMENT I – INCOME STATEMENT

BRL ‘000	3Q20	3Q19	YoY	2Q20	QoQ	9M20	9M19	Δ%
Total recurring revenue	219,789	190,562	15.3%	213,130	3.1%	635,095	559,278	13.6%
Subscription revenue	215,520	181,872	18.5%	207,801	3.7%	619,605	529,888	16.9%
Royalties	4,269	8,690	-50.9%	5,330	-19.9%	15,490	29,390	-47.3%
Consulting service revenue	33,078	36,542	-9.5%	33,163	-0.3%	101,722	89,312	13.9%
Gross operating revenues	252,867	227,104	11.3%	246,294	2.7%	736,817	648,590	13.6%
Sales taxes¹	(25,565)	(23,154)	10.4%	(24,468)	4.5%	(73,776)	(64,783)	13.9%
Cancellations and rebates	(6,328)	(7,048)	-10.2%	(8,374)	-24.4%	(20,085)	(17,449)	15.1%
Net operating revenues	220,974	196,902	12.2%	213,451	3.5%	642,956	566,358	13.5%
Cost of services provided	(70,463)	(70,596)	-0.2%	(65,809)	7.1%	(209,108)	(194,012)	7.8%
Gross profit	150,511	126,306	19.2%	147,642	1.9%	433,848	372,346	16.5%
Operating expenses	(149,770)	(116,734)	28.3%	(137,070)	9.3%	(421,553)	(313,026)	34.7%
General and administrative expenses	(77,595)	(45,566)	70.3%	(68,579)	13.1%	(211,674)	(144,577)	46.4%
Selling expenses	(40,254)	(36,918)	9.0%	(39,088)	3.0%	(116,039)	(108,324)	7.1%
Research and development	(26,655)	(25,532)	4.4%	(25,143)	6.0%	(81,350)	(64,017)	27.1%
Other operating revenues (expenses)	(5,266)	(8,718)	-39.6%	(4,260)	23.6%	(12,490)	3,892	n.a.
Income before financial income (expenses) and taxes	741	9,572	-92.3%	10,572	-93.0%	12,295	59,320	-79.3%
Net financial result	(13,078)	(10,441)	25.3%	(4,025)	224.9%	(26,272)	(20,929)	25.5%
Financial revenues	9,872	26,504	-62.8%	9,921	-0.5%	32,415	47,026	-31.1%
Financial expenses	(22,950)	(36,945)	-37.9%	(13,946)	64.6%	(58,687)	(67,955)	-13.6%
Income (loss) before taxes	(12,337)	(869)	n.a.	6,547	n.a.	(13,977)	38,391	n.a.
Deferred income and social contribution taxes	6,561	1,529	329.1%	(1,179)	n.a.	8,089	(3,448)	n.a.
Current income and social contribution taxes	(2,133)	(831)	156.7%	(2,566)	-16.9%	(8,273)	(5,466)	51.4%
Net income (loss)	(7,909)	(171)	n.a.	2,802	n.a.	(14,161)	29,477	n.a.

1- Social integration program – PIS, Social security financing contribution – COFINS, Service tax – ISS, INSS and others.

ATTACHMENT II – BALANCE SHEET

Assets (BRL ‘000)	09/30/2020	12/31/2019
Cash and cash equivalents	47,430	75,898
Short-term interest earnings bank deposits	710,246	902,289
Accounts receivable	402,419	276,626
Recoverable taxes	35,158	22,648
Other receivables	36,740	22,509
Current assets	1,231,993	1,299,970

Long-term interest earnings bank deposits	2,228	2,073
Accounts receivable in the long term	16,244	11,485
Recoverable taxes	5,712	5,166
Deferred taxes	9,012	3,357
Other credits	24,982	26,338
Long-term assets	58,178	48,419

Property, plant and equipment	109,443	82,201
Intangible assets	1,197,804	1,009,314
Right of use	99,145	124,039
Non-current assets	1,464,570	1,263,973

Total assets	2,696,563	2,563,943

Liabilities + Shareholders equity (BRL ‘000)	09/30/2020	12/31/2019
Suppliers	33,796	24,007
Loans and financing	77,347	40,836
Leasing	33,371	47,478
Labor obligations	91,553	51,080
Taxes and contribution payable	17,527	23,127
Income and social contribution taxes	4,581	3,823
Accounts payable from acquisition of subsidiaries	57,218	43,432
Deferred revenue	26,402	36,360
Dividends payable	60	9,719
Other liabilities	203,138	89,985
Current liabilities	544,993	369,847

Loans and financing	237,518	168,937
Leasing	64,964	78,604
Labor obligations	3,211	1,977
Accounts payable from acquisition of subsidiaries	45,026	39,637
Deferred tax liabilities	82,214	84,206
Deferred revenue	3,350	6,434
Provision for contingencies	23,241	19,588
Other liabilities	8,005	4,869
Non-current liabilities	467,529	404,252

Social capital	645,447	645,447
Capital reserve	1,154,671	1,165,605
Treasury Shares	(304,547)	(225,954)
Profit reserve	202,668	200,596
Net loss	(14,161)	-
Proposed additional dividends	-	10,281
Other comprehensive income	(37)	(6,131)
Total shareholders’ equity	1,684,041	1,789,844

Total liabilities + shareholders’ equity	2,696,563	2,563,943

ATTACHMENT III – TOTAL CASH FLOW¹

BRL ‘000	3Q20	3Q19	2Q20	9M20	9M19
Cash flows from operating activities
Net income (loss) for the period	(7,909)	(171)	2,802	(14,161)	29,477
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	43,741	30,545	37,412	117,334	86,483
Addition to allowance for loan losses	1,113	1,148	2,919	6,324	1,056
Addition (reversal) of adjustment to present value	2,714	2,887	1,571	5,769	6,287
Stock option plan	3,683	(2,417)	(2,824)	2,639	7,573
Financial charges	8,914	9,357	5,269	26,368	26,493
Losses (gains) on write-off/disposal of assets	(1,580)	763	1,641	141	2,059
Deferred taxes	(6,561)	(1,529)	1,179	(8,089)	3,448
Current taxes	-	-	(3,574)	-	-
Other operating revenues / Earn-out	(743)	-	(2,104)	(3,008)	(18,173)
Provision for contingency	3,040	551	297	3,653	2,336
Effect of hyperinflation (IAS 29)	588	(451)	(563)	2,542	(126)
Decrease (increase) in assets
Trade accounts receivable	(82,541)	(18,390)	(69,307)	(135,530)	(58,829)
Recoverable taxes	(3,576)	(3,958)	(6,651)	(13,056)	5,354
Other credits and judicial deposits	4,961	(13,150)	(21,413)	(3,391)	(11,853)
Increase (decrease) in liabilities
Suppliers	7,668	2,725	6,315	7,489	2,048
Labor obligations	13,749	(2,946)	23,075	41,008	17,606
Taxes and contributions payable	(2,195)	25,300	12,540	(4,169)	19,271
Deferred income	(3,173)	(5,464)	(4,394)	(13,042)	(15,863)
Other accounts payable	91,731	11,696	30,737	93,066	28,010
Income and social contribution taxes paid	(367)	(1,112)	(507)	(2,676)	(3,430)
Net cash provided by operating activities	73,257	35,384	14,420	109,211	129,227
Cash flows from investing activities
Acquisition of PP&E	(12,988)	(2,689)	(15,006)	(34,006)	(12,371)
Acquisition of intangible assets	(17,987)	(3,815)	(18,570)	(57,137)	(64,616)
Acquisition of subsidiaries, net of cash	(11,420)	-	-	(141,329)	(73,885)
Disposal of PP&E	467	247	-	467	247
Net cash used in investing activities	(41,928)	(6,257)	(33,576)	(232,005)	(150,625)
Cash flows from financing activities
Proceeds and payments of principal from loans and financing	107,935	(3,991)	12	97,591	(31,944)
Leasing payments	(13,315)	(11,413)	(3,857)	(48,692)	(11,413)
Pre-payments for right of use	-	(7,420)	-	-	(7,420)
Advance for future capital increase	(300)	-	-	-	-
Financial charges paid	-	(3,576)	-	(5,475)	(13,559)
Payment of accounts payable from acquisitions of subsidiaries	(4,203)	(5,792)	(16,969)	(39,844)	(29,885)
Dividends paid	(26)	-	(19,914)	(19,940)	(25,000)
Capital increase	-	-	-	-	156,980
Goodwill on subscription of shares	-	7,472	-	-	682,454
Treasury shares	7,833	(26,403)	(55,440)	(92,166)	(26,403)
Expenses with issuance of shares	-	(27,534)	-	-	(58,827)
Net cash used in financing activities	97,924	(78,657)	(96,168)	(108,526)	634,983
Exchange variation on cash and cash equivalents	427	(1,344)	3,436	10,964	(2,271)
Decrease in cash and cash equivalents	129,680	(50,874)	(111,888)	(220,356)	611,314
Statement of decrease in cash and cash equivalents
At the beginning of the period	630,224	1,125,412	742,112	980,260	463,224
At the end of the period	759,904	1,074,538	630,224	759,904	1,074,538
Decrease in cash and cash equivalents	129,680	(50,874)	(111,888)	(220,356)	611,314

Notes: (1) The total cash flow consolidates the cash balance and financial investments for managerial purposes, Therefore, it is not an accounting view of the statement, (2) The difference between the "Recoverable taxes" and "Exchange variation on cash and cash equivalents" lines between the "Total Cash Flow" and "Cash Flow and Equivalents" is due to the fact that we consider 100% of the balance of Financial Investments as “Cash and cash equivalents”, resulting in the effect on the movement of the lines mentioned above,

ATTACHMENT IV – CASH FLOW

BRL ‘000	3Q20	3Q19	2Q20	9M20	9M19
Cash flows from operating activities
Net (loss) income for the period	(7,909)	(171)	2,802	(14,161)	29,477
Adjustments to reconciliate net income to cash provided by operating activities
Depreciation and amortization	43,741	30,545	37,412	117,334	86,483
Addition to allowance for loan losses	1,113	1,148	2,919	6,324	1,056
Addition (reversal) of adjustment to present value	2,714	2,887	1,571	5,769	6,287
Stock option plan	3,683	(2,417)	(2,824)	2,639	7,573
Financial charges	8,914	9,357	5,269	26,368	26,493
Losses (gains) on write-off/disposal of assets	(1,580)	763	1,641	141	2,059
Deferred taxes	(6,561)	(1,529)	1,179	(8,089)	3,448
Current taxes	-	-	(3,574)	-	-
Interest earnings from bank deposits	(2,446)	(15,207)	(4,175)	(13,645)	(27,629)
Other operating revenues / Earn-out	(743)	-	(2,104)	(3,008)	(18,173)
Provision for contingency	3,040	551	297	3,653	2,336
Effect of hyperinflation (IAS 29)	588	(451)	(563)	2,542	(126)
Increase (decrease) in assets
Trade accounts receivable	(82,541)	(18,390)	(69,307)	(135,530)	(58,829)
Recoverable taxes	(3,488)	(3,958)	(4,989)	(10,414)	5,354
Other credits and judicial deposits	4,961	(13,150)	(21,413)	(3,391)	(11,853)
Increase (decrease) in liabilities
Suppliers	7,668	2,725	6,315	7,489	2,048
Labor obligations	13,749	(2,946)	23,075	41,008	17,606
Taxes and contributions payable	(2,195)	25,300	12,540	(4,169)	19,271
Deferred income	(3,173)	(5,464)	(4,394)	(13,042)	(15,863)
Income and social contribution taxes paid	(367)	(1,112)	(507)	(2,676)	(3,430)
Other accounts payable	91,731	11,604	30,737	93,066	27,918
Net cash provided by operating activities	70,899	20,085	11,907	98,208	101,506
Cash flows from investing activities
Acquisition of PP&E	(12,988)	(2,689)	(15,006)	(34,006)	(12,371)
Acquisition of intangible assets	(17,987)	(3,815)	(18,570)	(57,137)	(64,616)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	(11,420)	-	-	(141,329)	(73,885)
Disposal of PP&E	467	247	-	467	247
Financial investments	(264,372)	(956,102)	(123,738)	(539,087)	(1,191,239)
Redemption of interest and financial investments	141,404	217,273	214,871	742,265	586,448
Net cash used in investing activities	(164,896)	(745,086)	57,557	(28,827)	(755,416)
Cash flows from financing activities
Proceeds and payments of principal from loans and financing	107,935	(3,991)	12	97,591	(31,944)
Leasing payments	(13,315)	(11,413)	(3,857)	(48,692)	(11,413)
Advance for right of use	-	(7,420)	-	-	(7,420)
Advance for future capital increase	(300)	-	-	-	-
Financial charges paid	-	(3,576)	-	(5,475)	(13,559)
Payments for acquisition of subsidiaries	(4,203)	(5,792)	(16,969)	(39,844)	(29,885)
Dividends paid	(26)	-	(19,914)	(19,940)	(25,000)
Capital increase	-	-	-	-	156,980
Goodwill on subscription of shares	-	7,472	-	-	682,454
Treasury shares	7,833	(26,403)	(55,440)	(92,166)	(26,403)
Expenses with issuance of shares	-	(27,534)	-	-	(58,827)
Net cash used in financing activities	97,924	(78,657)	(96,168)	(108,526)	634,983
Exchange variation on cash and cash equivalents	427	(1,344)	3,436	10,677	(2,271)
Decrease in cash and cash equivalents	4,354	(805,002)	(23,268)	(28,468)	(21,198)
Statement of decrease in cash and cash equivalents
At the beginning of the period	43,076	833,654	66,344	75,898	49,850
At the end of the period	47,430	28,652	43,076	47,430	28,652
Decrease in cash and cash equivalents	4,354	(805,002)	(23,268)	(28,468)	(21,198)

ATTACHMENT V – ACQUISITION AND FISCAL GOODWILL AMORTIZATION SCHEDULE

Quarter	BRL	BRL	BRL
4Q20	(9,235,670)	4Q20	(14,732,974)
1Q21	(9,026,840)	1Q21	(14,658,021)
2Q21	(8,996,509)	2Q21	(13,965,521)
3Q21	(8,846,100)	3Q21	(13,619,271)
4Q21	(8,451,730)	4Q21	(13,619,271)
1Q22	(8,133,152)	1Q22	(13,619,271)
2Q22	(8,104,420)	2Q22	(13,619,271)
3Q22	(7,909,785)	3Q22	(12,477,478)
4Q22	(7,181,146)	4Q22	(12,477,478)
1Q23	(6,316,962)	1Q23	(10,973,158)
2Q23	(5,926,467)	2Q23	(9,632,707)
3Q23	(5,303,984)	3Q23	(8,420,132)
4Q23	(5,143,218)	4Q23	(7,019,964)
1Q24	(5,143,218)	1Q24	(6,724,841)
2Q24	(4,691,439)	2Q24	(4,165,531)
3Q24	(4,103,581)	3Q24	(4,165,531)
4Q24	(3,583,595)	4Q24	(2,386,916)
1Q25	(2,608,596)	1Q25	(1,959,099)
2Q25	(2,115,612)	2Q25	(1,103,466)
3Q25	(2,115,612)	3Q25	(1,103,466)
4Q25	(2,115,612)	4Q25	(367,822)
1Q26	(2,115,612)	1Q26	-
2Q26	(2,115,612)	2Q26	-
3Q26	(1,926,381)	3Q26	-
4Q26	(1,885,447)	4Q26	-

GLOSSARY

Delivery app: Personalized delivery through the integration of the establishment's delivery application and its e-commerce platform, offering the consumer an omnichannel experience.

EBITDA: We calculate EBITDA as net income plus: (1) net financial revenue (expense); (2) income tax and social contribution and (3) depreciation and amortization. Therefore, EBITDA serves as an indicator of our overall financial performance, which is not affected by changes in interest rates, income or social contribution, tax rates or levels of depreciation and amortization. Consequently, we believe that EBITDA, when considered in conjunction with other available accounting and financial information, serves as a comparative tool to measure our operating performance, as well as to guide certain administrative decisions. We believe that EBITDA provides the reader with a better understanding not only of our financial performance, but also of our ability to pay interest and principal on our debt and incur additional debt to finance our investments and working capital. We calculate EBITDA and EBITDA margin in accordance with CVM rules. For the sake of comparability, in Adjusted EBITDA, we highlight EBITDA non-recurring expenses in the period.

Gateway: online gateway for payments in e-commerce.

Payment Link: Enables retailers to offer customers a secure link to pay for their purchases via messaging applications. The tool is fully integrated with the retailer's POS, eliminating the need for a website to make non-face-to-face sale.

Linx Digital or Digital: convergence of all channels used by the company with its customer, integrating the customer experience between online and offline world. In the case of Linx, it concentrates Linx Omni (OMS), Linx Commerce (the e-commerce platform) and Linx Impulse (search, recommendation, reengagement and retargeting tools).

Linx Pay Hub, Pay Hub or financial services: it involves initiatives such as TEF, Linx Pay (sub-acquiring), Linx Antecipa (anticipation and assignment of receivables), QR Linx, and new products aligned to the strategic positioning of Linx in this area.

EBITDA margin: we calculate the EBITDA margin by dividing EBITDA for the period by net operating revenue for the same period.

OMS: by using Linx Omni OMS technology, retailers can meet orders originating from any channel, regardless of where the product is located. Our OMS product offers multi-channel purchasing processes that integrate stores, franchises and distribution centers, thereby providing a single channel for our customers that decreases inventory shortage, generates more consumer traffic and increased sales. Our OMS product is divided into two modules:

• Omni OMS: A smart cloud-based suite of communication channels facilitates the interaction between business operations and applicable tax and accounting regulations. The Omni OMS module is responsible for integrating all systems associated with the OMS, such as the retailer's ERP, customer service, logistics, ecommerce platform and mobile solutions, among others.

• Omni in-store: This module is connected to a brick and mortar store's POS software, helping transform the store into a distribution center. The instore module allows the store operator to confirm that a customer has placed an order and monitor the necessary steps to ship or reserve the product, including choice of packaging, labeling, separation for pickup and interaction with the carrier for delivery, among others.

Through our OMS product, retailers can manage the following functionalities: ship from store, ship to home, ship to store, pick-up in store, click & collect, return in store, showrooming.

Consulting service revenue: revenue from implementation services of our solutions, including installation, customization, training and other services related to our products. These revenue components are characterized by their one-time or non-recurring nature. Consulting service revenue are recognized on our statement of income when delivered, in the case of installation, customization and training. If the amount billed exceeds the services performed for any given period, the difference is presented as deferred revenues on the statement of financial position.

Total recurring revenue: comprises revenue from monthly subscription fees that we charge our customers (1) for using our software; and (2) the fees we charge for ongoing technical support, helpdesk services, software hosting services, support teams and connectivity services. The fees in (1) and (2), above, are charged together in a single contract, with an average duration of twelve months, subject to automatic renewal, Subscription-related revenues are non-refundable and are paid monthly. Subscription revenues are reported as they are performed, beginning on the date the service is made available to customers and all other income recognition criteria have been identified. Subscription revenues for services made available to customers in 2017 and 2016 have been recognized since the beginning of the service. Since the adoption of IFRS 15, the fee is recognized over the average time the service is offered to the customer. Most of the revenue derives from customers' monthly use of services.

SaaS (Software as a Service): cloud-based solutions that have a recurring subscription revenue model. Examples of SaaS solutions include ERP software in the cloud, Electronic Funds Transfer (TEF), Electronic Fiscal Receipt (NFC-e), OMS, advertising and re-engagement.

Customer retention rate: the rate at which billings from existing subscribed customers at the beginning of the period continue as billings during the end of such applicable period not adjusted for (x) any increases or decreases in billings for pricing changes or (y) additional products or services provided to these existing subscribed customers.

TEF: electronic funds transfer is a middleware between POS (point of sale) software and the retail acquirer that allows our customers to direct credit and debit card transactions to their merchant acquirer of choice (credit and debit card processor), among other functionalities. This electronic payment solution is also fully integrated with our ERP (Enterprise resource planning) software. Through TEF, we have a unique opportunity to capture a significant volume of debit and credit card transactions pass through the cloud gateways managed by Linx. We actively seek to expand our electronic payment mechanisms. With the increase in debit and credit card transactions, as well as the adoption of cloud-based software, the importance of and demand for these solutions has increased. We offer TEF services as a complementary solution to our software solutions and our primary strategy is on cross-selling to our existing customer base. Customers using our TEF solutions may experience improved performance, stability and availability of our other software solutions.

Forward-looking statements

This earnings release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “going to,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, priorities, plans or intentions. Forward-looking statements in this release include, but are not limited to, statements regarding our future profitability and timing for profitability, our future financial and operating performance, including our outlook for the full year of 2020, demand for our products and services and the markets in which we operate and the future of our industry. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks regarding our ability to forecast our business, our competition, fluctuations in the markets in which we operate, our ability to attract and retain customers and our partner relationships. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements in this release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer